Exhibit 12.1

	Year Ended December 31,
(dollars in thousands)	2005		2006		2007		2008		2009
Fixed charges:
Interest expense, other	$44,715		$45,886		$49,776		$73,903		$93,629
Rent expense (interest factor)	25,998		32,471		31,987		32,119		31,763

Total fixed charges	70,713		78,357		81,763		106,022		125,392
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	152,639		140,999		173,584		(770,966)		22,359

Income from continuing operations before income taxes and cumulative effect of change in accounting principle & fixed charges	221,028		215,703		252,883		(666,488)		147,049

Ratio of earnings to fixed charges (a)	3.1	x	2.8	x	3.1	x	$(772,509	)(b)	1.2	x

(a)	For the purposes of the ratio of earnings to fixed charges: 1) earnings consist of income before provision for income taxes plus fixed charges (excluding capitalized interest) and 2) fixed charges consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property. The ratio of earnings to fixed charges is calculated by adding fixed charges to income before income taxes and minority interest and dividing the sum by fixed charges.

(b)	Reflects deficiency of earnings available to cover fixed charges. Because of the deficiency, ratio information is not provided.